                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                                 NOVACARE, INC.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   669930 10 9
              -----------------------------------------------------

                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 27, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)




                                  (Page 1 of 5)

 CUSIP No. 669930 10 9                   13D                   Page 2 of 5 Pages
--------------------------------------------------------------------------------


        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------
           LDN Stuyvie Partnership
           73-1526937
           ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
---------
                                                                         (a) |_|

                                                                         (b) |_|

        3  SEC USE ONLY
---------

           ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*
                                                                              00
---------

           ---------------------------------------------------------------------
        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                 |_|

---------
           ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Oklahoma
---------
           ---------------------------------------------------------------------
     NUMBER OF              7  SOLE VOTING POWER

                                                                      10,371,955
                    ---------  -------------------------------------------------
       SHARES

                            8  SHARED VOTING POWER
    BENEFICIALLY

                    ---------  -------------------------------------------------
      OWNED BY              9  SOLE DISPOSITIVE POWER

                                                                      10,371,955
        EACH        ---------  -------------------------------------------------
                           10  SHARED DISPOSITIVE POWER

     REPORTING


    PERSON WITH
-----------------------------  -------------------------------------------------


       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      10,371,955
---------  ---------------------------------------------------------------------


       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          |_|
---------  ---------------------------------------------------------------------

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           16.4%
           ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
                                                                              PN

================================================================================

                                 (Page 2 of 5)

CUSIP No. 669930 10 9                    13D                   Page 3 of 5 Pages
--------------------------------------------------------------------------------


        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------
           Stuyvesant Pierrepont Comfort

           ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
---------                                                                (a) |_|

                                                                         (b) |_|

        3  SEC USE ONLY
---------

           ---------------------------------------------------------------------
        4  SOURCE OF FUNDS*

                                                                              OO

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                     |_|
---------

           ---------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
---------
                                                        United States of America
           ---------------------------------------------------------------------
     NUMBER OF             7  SOLE VOTING POWER

       SHARES                                                         10,371,955

    BENEFICIALLY   ---------  --------------------------------------------------
                           8  SHARED VOTING POWER
      OWNED BY

        EACH       ---------  --------------------------------------------------
                           9  SOLE DISPOSITIVE POWER
     REPORTING
                                                                      10,371,955
    PERSON WITH    ---------  --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
-------------------

                   ---------  --------------------------------------------------


       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                      10,371,955
---------  ---------------------------------------------------------------------
       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

---------  ---------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           16.4%
           ---------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
                                                                              IN

================================================================================

                                 (Page 3 of 5)

Item 3.   Source and Amount of Funds or Other Consideration.

                  The Reporting Persons acquired beneficial ownership of 2,586,500 shares of the securities that are the subject of this filing (the "Subject Securities") from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of the remaining Subject Securities (7,785,455 shares) through open market purchases in the ordinary course of business with a portion ($3,816,450.02 million) of the proceeds of cash contributions to the Partnership by its partners.

Item 5.  Interest in Securities of the Issuer:

                  (a)-(b) The Reporting Persons beneficially own 10,371,955 shares of Common Stock, representing approximately 16.4% of the outstanding shares of such class as to which they have sole voting power and dispositive power. Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

                  (c) The Reporting Persons acquired 2,586,500 shares of Common Stock from the Partnership's limited partners on September 15, 1999, in exchange for limited partnership interests of the Partnership. The Reporting Persons acquired beneficial ownership of 7,785,455 shares of Common Stock through open market purchases in the ordinary course of business with a portion ($3,816,450.02 million) of the proceeds of cash contributions to the Partnership by its partners. The following table summarizes the details of such open market purchases:


DATE            NO. OF SHARES  PRICE PER SHARE                TOTAL PRICE
----            -------------  ---------------                -----------
9/13/99                31,500  $1.187500                          $38,197.75
9/16/99                25,000  $1.187500                          $30,316.50
9/21/99                58,500  $1.125000                          $67,279.00
9/22/99               163,300  $1.176710                         $196,243.24
9/23/99               256,300  $1.171332                         $306,623.89
9/24/99                42,900  $1.125000                          $49,339.00
9/27/99               105,100  $1.115490                         $119,869.50
9/28/99                80,800  $1.120514                          $92,561.53
9/29/99                31,200  $1.120600                          $35,746.72
9/30/99               166,300  $1.180134                         $200,417.78
10/1/99                35,700  $1.187500                          $43,290.25
10/4/99                50,000  $1.187500                          $60,629.00
10/5/99               461,900  $1.157299                         $546,107.91
10/6/99               306,500  $1.200993                         $368,104.37
10/7/99                53,600  $1.138298                          $61,012.75
10/8/99               128,400  $1.087531                         $139,639.00
10/11/99              166,400  $1.040464                         $173,133.21
10/13/99               50,500  $1.024479                          $51,736.20
10/14/99              199,500  $1.073860                         $185,778.40
10/15/99               91,300  $0.837544                          $76,467.75
10/18/99                8,700  $0.837960                           $7,290.25
10/22/99               19,700  $0.775200                          $15,271.50
10/28/99               80,300  $0.775100                          $62,236.50
10/29/99              100,000  $0.712540                          $71,254.00

                                 (Page 4 of 5)

12/03/99               45,000  $0.200009                           $9,004.00
12/06/99              100,000  $0.163290                          $16,329.00
12/07/99              225,000  $0.155318                          $34,329.50
12/08/99               80,000  $0.163050                          $13,044.00
12/09/99              150,000  $0.163027                          $24,454.00
12/10/99              310,000  $0.163013                          $50,534.00
12/13/99              130,000  $0.164031                          $21,324.00
12/15/99              220,000  $0.171000                          $37,620.00
12/20/99              295,500  $0.177014                          $52,307.50
12/21/99              569,555  $0.165570                          $94,301.23
12/22/99              520,000  $0.158008                          $82,164.00
12/23/99              657,000  $0.159236                         $104,618.11
12/27/99            1,425,000  $0.157512                         $224,454.33
12/28/99              345,000  $0.154842                          $53,420.35
                    --------------------                   ---------------------
                    7,785,455                                  $3,816,450.02
                    ====================                   =====================


 (d)      Not applicable.

 (e)      Not applicable.


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1999


                             LDN STUYVIE PARTNERSHIP



                              By: /s/ Stuyvesant Pierrepont Comfort
                                  ---------------------------------
                              BY:     Stuyvesant Pierrepont Comfort
                              Title:   General Partner



                                  /s/ Stuyvesant Pierrepont Comfort
                                  ---------------------------------
                                      STUYVESANT PIERREPONT COMFORT



                                 (Page 5 of 5)